                                                                 Rule 424(b)(3)
                                                     Registration No. 333-44173


                             SUBJECT TO COMPLETION
              PRELIMINARY PRICING SUPPLEMENT, DATED JUNE 1, 1998
PRICING SUPPLEMENT
(TO PROSPECTUS SUPPLEMENT DATED MARCH 12, 1998 AND PROSPECTUS DATED JANUARY 29, 1998)

                                    $

                           MERRILL LYNCH & CO., INC.
                          MEDIUM-TERM NOTES, SERIES B

                    3% STOCK LINKED NOTES DUE JUNE   , 2000
       (LINKED TO THE PERFORMANCE OF HONDA MOTOR CO., LTD. COMMON STOCK)

Principal Amount:   $
Initial Public Offering Price:
                    $      per Note, plus accrued interest, if any, from June
                      , 1998
Interest Rate:      3%
Interest Payment Dates:
                    June    and December    of each year, commencing December
                      , 1998
Stated Maturity Date:
                    June   , 2000
Redemption:         The Notes are not redeemable prior to maturity.
Minimum Purchase:   1,000 Notes
Other Provisions:

  The 3% Stock Linked Notes due June   , 2000 (the "Notes") are Fixed Rate
Notes as described in the attached Prospectus Supplement dated March 12, 1998 with other provisions as described herein.

  The principal amount of each Note being offered hereby will be $       (the
"Issue Price"), which equals the quotient of (a) the Initial Stock Price of 30 shares (the "Initial Share Control Amount") of common stock, Yen 50 par value per share (the "Honda Stock") of Honda Motor Co., Ltd., a company incorporated under the laws of Japan ("Honda") divided by (b) an exchange rate of
Japanese Yen per U.S. Dollar. The Notes will mature on June , 2000. Interest on the Notes, at the rate of 3% of the principal amount per annum, is payable
semiannually in arrears on each June    and December   , commencing December
  , 1998. See "Hypothetical Movements in the Japanese Yen/U.S. Dollar Exchange Rate" in this Pricing Supplement. The Honda Stock is quoted in Japanese Yen on the Tokyo Stock Exchange. As of May 29, 1998, the Market Price of Honda Stock was 4720 Japanese Yen.

  At maturity (including as a result of acceleration or otherwise), the Company will, with respect to the principal amount of each Note, deliver either (i) an amount in U.S. Dollars equal to the product of the principal amount thereof and the Stock Percentage Change (the "Cash Amount") or (ii) if the holder so elects, the Equivalent Share Amount of Honda ADRs (see "Right to Receive the Equivalent Share Amount" in this Pricing Supplement). The Stock Percentage Change is a fraction, the numerator of which will be the Final Stock Price and the denominator of which will be the Initial Stock Price. The Initial Stock Price will equal the Market Price of Honda Stock on the Pricing Date. The Final Stock Price will equal the Market Price of Honda Stock on the
Determination Date, which will be June   , 2000, subject to certain market
disruption events. See "Amount Payable at Maturity" and "Dilution and Reorganization Adjustments" in this Pricing Supplement.

  The Notes will be issued and sold in denominations to be determined on the Pricing Date of approximately $1,000,000 (1,000 Notes) and integral multiples
of $      in excess thereof.

  Application will be made to list the Notes on the American Stock Exchange ("AMEX"), subject to official notice of issuance. The AMEX symbol for the Notes is "HML". It is not possible to predict whether the Notes will trade in the secondary market or if such market will be liquid or illiquid.

  AS A RESULT OF THE FORMULA FOR DETERMINING THE AMOUNT PAYABLE AT THE MATURITY OF THE NOTES, A HOLDER MAY RECEIVE AT MATURITY MORE OR LESS THAN THE ISSUE PRICE PER NOTE. IF THE FINAL STOCK PRICE IS LESS THAN THE INITIAL STOCK PRICE, THE AMOUNT PAYABLE AT MATURITY OF THE NOTES WILL BE LESS THAN THE ISSUE PRICE PER NOTE, IN WHICH CASE AN INVESTMENT IN THE NOTES WILL RESULT IN A LOSS. IN ADDITION, AN INVESTMENT IN THE NOTES ENTAILS RISKS NOT ASSOCIATED WITH SIMILAR INVESTMENTS IN A CONVENTIONAL DEBT SECURITY.

  BEFORE YOU DECIDE TO INVEST IN THE NOTES, CAREFULLY READ THIS PRICING SUPPLEMENT, THE PROSPECTUS SUPPLEMENT AND THE PROSPECTUS, ESPECIALLY THE RISK FACTORS BEGINNING ON PAGE PS-5 OF THIS PRICING SUPPLEMENT.
                                ---------------
  It is expected that the Notes will be ready for delivery in book-entry form
only through the facilities of DTC on or about June   , 1998.
                                ---------------
                              MERRILL LYNCH & CO.
                                ---------------

             The date of this Pricing Supplement is June   , 1998.

  Capitalized terms not defined herein have the meanings given to such terms in the accompanying Prospectus Supplement.


Principal Amount.............. $

Issuer........................ Merrill Lynch & Co., Inc. (the "Company")

Maturity Date................. June   , 2000

Interest Rate................. 3% per annum.

Interest Payment Dates........ June         and December        , commencing
                               December        , 1998

Specified Currency............ U.S. Dollars

Issue Price................... $         per Note, which equals:

                                 Initial Stock Price X Initial Share Control Amount
                                 --------------------------------------------------
                                               Initial FX Rate

Pricing Date.................. June        , 1998

Original Issue Date
(Settlement Date)............. June        , 1998

CUSIP.........................

Book-Entry Note or
Certificated Note............. Book-Entry

Denominations................. The Notes will be issued and sold in denominations to be determined on the Pricing
                               Date of approximately $1,000,000 (1,000 Notes)
                               and integral multiples of $     in excess
                               thereof.


Trustee....................... The Chase Manhattan Bank

Agent......................... Merrill Lynch, Pierce, Fenner & Smith
                               Incorporated ("MLPF&S")

Amount Payable at Maturity.... At maturity (including as a result of acceleration or otherwise), the Company will,
                               with respect to the principal amount of each
                               Note, upon delivery of such Note to the
                               Trustee, deliver either (i) an amount in U.S.
                               Dollars equal to the product of the principal
                               amount thereof and the Stock Percentage Change
                               (the "Cash Amount") or (ii) if the holder so
                               elects, the Equivalent Share Amount. See "Right
                               to Receive the Equivalent Share Amount." The
                               Company shall, or shall cause the Calculation
                               Agent to, deliver U.S. Dollars (or Honda ADRs,
                               if any holder of the Notes exercises the Right
                               to Receive the Equivalent Share Amount) to the
                               Trustee for delivery to the holders. References
                               to payment "per Note" refer to each $
                               principal amount of any Note.

Stock Percentage Change....... The Stock Percentage Change will be:

                                              Final Stock Price
                                             -------------------
                                             Initial Stock Price

Initial Stock Price...........     Japanese Yen, the Market Price of one share
                               of Honda Stock on the Pricing Date, as
                               determined by the Calculation Agent.

Final Stock Price............. The product of the Market Price of one share of
                               Honda Stock and the Share Ratio, each as
                               determined on the Determination Date by the
                               Calculation Agent.

Determination Date............ Sixth Trading Day before the Maturity Date or if there is a Market Disruption Event on such day, the Determination Date will be the immediately succeeding Trading Day during which no Market Disruption Event shall have occurred; provided that the Determination Date will be no later than the second scheduled Trading Day preceding the Maturity Date, notwithstanding the occurrence of a Market Disruption Event on such second scheduled Trading Day.

Initial Share Control
Amount........................ 30

Initial FX Rate...............      Japanese Yen per U.S. $1.00, the Japanese
                               Yen/U.S. dollar exchange rate as of 3:00 p.m. (Tokyo time) on the Pricing Date as determined by reference to Reuters Screen TKYFX, as determined by the Calculation Agent.

Share Ratio................... The Share Ratio will initially be set at 1.0, but will be subject to adjustment upon the occurrence of certain corporate events through and including the Determination Date. See "Dilution and Reorganization Adjustments" below.

Right to Receive the
 Equivalent Share Amount...... On or prior to the fifteenth Business Day prior to the Maturity Date, holders of Notes will be entitled, upon completion by the holder and delivery to the Company and the Calculation Agent of an Official Notice of Exercise of Right to Receive Equivalent Share Amount prior to 11:00 a.m., New York City time on such date, to elect to receive the Equivalent Share Amount at maturity, in lieu of the Cash Amount, unless it is not reasonably practicable at such time, in the opinion of the Calculation Agent, to obtain such Equivalent Share Amount for all Notes with respect to which holders have elected to receive the Equivalent Share Amount at maturity, in which case the Cash Amount will be paid. Because the Notes will be issued as Book-Entry Notes, an Official Notice of Exercise of Right to Receive Equivalent Share Amount may only be submitted by the Depository. Therefore, beneficial owners of Notes must rely upon the procedures of the Depository and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to submit such Official Notice. See "Description of Notes-- Book-Entry Notes" in the accompanying Prospectus Supplement.

Equivalent Share Amount....... The Equivalent Share Amount for any Note means an amount of American Depositary Shares, as determined by the Calculation Agent, representing Honda Stock ("Honda ADRs") equivalent to the Cash Amount otherwise payable on such Note determined as follows. The number of Honda ADRs resulting from the conversion into Honda ADRs (at the then current ratio of Honda Stock to Honda ADRs) will be a number of shares of Honda Stock having an aggregate Market Price on the Determination Date equal to the Cash Amount multiplied by the Final FX Rate; provided that the Cash Amount shall be reduced by the cost of converting such Honda Stock into Honda ADRs assessed by Morgan Guaranty Trust Company of New York, as Depositary for such Honda ADRs (together with any successor depositary, the "Honda ADR Depositary") (currently estimated to be $0.05 per Honda ADR, or $0.75 per Note, subject to any adjustment of the

                               Share Ratio) and by any tax or other
                               governmental charge levied in connection with such conversion; and provided further that the Company will pay cash in lieu of delivering fractional Honda ADRs, in an amount as determined by the Calculation Agent. The Equivalent Share Amount will be delivered to the holder on the later of (i) the Maturity Date and (ii) the first Business Day when Honda ADRs are available with respect to shares of Honda Stock submitted to the Honda ADR Depositary for conversion into Honda ADRs on the Business Day immediately succeeding the Determination Date. In the event of certain Market Disruption Events, the delivery of such Honda ADRs may be delayed until after the Maturity Date.

Final FX Rate................. The Japanese Yen/U.S. dollar exchange rate as of 3:00 p.m. (Tokyo time) on the Determination Date as determined by reference to Reuters Screen TKYFX, as determined by the Calculation Agent on the Determination Date.

Market Price.................. The Market Price for any security for any date means the official closing price (afternoon session, as applicable) of such security as reported by the principal exchange on which such security is traded on such date. If the official closing price is not available for any reason (including, without limitation, the occurrence of a Market Disruption Event), the Market Price for such security for any date shall be the mean, as determined by the Calculation Agent, of the bid prices for such security obtained from as many dealers in such security, but not exceeding three, as will make such bid prices available to the Calculation Agent after 3:00 p.m. (local time in such principal market) on such date.

Trading Day................... A day on which trading is generally conducted on the Tokyo Stock Exchange ("TSE"), and in the over-the-counter market for equity securities in the United States and Japan, as determined by the Calculation Agent.

Business Day.................. Any day other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York or in Tokyo.

Calculation Agent............. MLPF&S

                               For potential conflicts of interest that may exist between the Calculation Agent and the holders of the Notes, see "Risk Factors" below. All determinations made by the Calculation Agent shall be at the sole discretion of the Calculation Agent and, absent a manifest error, shall be conclusive for all purposes and binding on the Company and beneficial owners of the Notes.

                               All percentages resulting from any calculation on the Notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545)
                               would be rounded to 9.87655% (or .0987655)),
                               and all dollar amounts used in or resulting from such calculation will be rounded to the nearest cent with one-half cent being rounded upwards.

                                 RISK FACTORS

  Your investment in the Notes will involve certain risks. As a result of the formula for determining the amount payable at the maturity of the Notes, you may receive at maturity more or less than the Issue Price per Note. If the Final Stock Price is less than the Initial Stock Price, the amount payable at maturity of the Notes will be less than the Issue Price per Note, in which case an investment in the Notes will result in a loss. In addition, an investment in the Notes entails risks not associated with similar investments in a conventional debt security. You should carefully consider the following discussion of risks before deciding whether an investment in the Notes is suitable for you.

GENERAL

  The Notes combine features of equity and debt instruments. For example, holders of Notes, unlike holders of Honda Stock, will not be entitled to receive dividends, if any, that may be payable on Honda Stock. In addition, the terms of the Notes differ from those of ordinary debt securities in that the amount due at maturity is not fixed, but is based on the price of the Honda Stock at maturity. Because the price of the Honda Stock is subject to market fluctuations, the amount of cash or the value of the Honda ADRs received by a holder of Notes at maturity, determined as described herein, may be more or less than the principal amount of the Notes. If the Final Stock Price is less than the Initial Stock Price, the amount of cash or the value of the Honda ADRs receivable upon exchange will be less than the principal amount of the Notes, in which case an investment in the Notes may result in a loss.

  Although the amount that holders of the Notes are entitled to receive at maturity is subject to adjustment for certain corporate events, such adjustments do not cover all events that could affect the Market Price of the Honda Stock, including, without limitation, the occurrence of a partial tender or exchange offer for the Honda Stock by Honda or any third party. Such other events may adversely affect the market value of the Notes or any Honda ADRs allocated on the Determination Date (but not received by the holder until maturity) pursuant to such holder's election to receive the Equivalent Share Amount.

COMPARABLE YIELD ON NOTES

  The amount holders of Notes receive at maturity may, in addition to the payments of the fixed interest, be less than the return they could earn on other investments. The yield on the Notes may be less than the yield that could be earned on a standard senior callable debt security of the Company with the same maturity date. An investment in the Notes may not reflect the full opportunity cost considering the effect of factors that affect the time value of money.

RETURN ON THE NOTES WILL NOT REFLECT THE PAYMENT OF DIVIDENDS.

  The calculation of the Initial Stock Price and the Final Stock Price does not take into consideration the value of dividends paid on the Honda Stock. Therefore, the return earned on the Notes, if any, will not be the same as the return that could be earned by owning the Honda Common Stock and receiving the dividends paid on that stock.

UNCERTAIN TRADING MARKET

  The Company will apply to have the Notes listed on the AMEX. There is no precedent to indicate how the Notes will trade in the secondary market. You cannot assume that a trading market will develop for the Notes. If such a trading market does develop, there can be no assurance that there will be liquidity in the trading market. The development of a trading market for the Notes will depend on the financial performance of the Company, and other factors such as the appreciation, if any, of the price of the Honda Stock.

  If the trading market for the Notes is limited, there may be a limited number of buyers when you decide to sell your Notes if you do not wish to hold your investment until maturity. This may affect the price you receive.

FACTORS AFFECTING TRADING VALUE OF THE NOTES

  The market value for the Notes will be affected by a number of factors in addition to the creditworthiness of the Company and the value of Honda Stock, including, but not limited to the dividend rate on Honda Stock, market interest and yield rates and the time remaining to the maturity of the Notes. In addition, the value of Honda Stock depends on a number of interrelated factors, including economic, financial and political events, that can affect the capital markets generally and the market segment of which Honda is a part and over which the Company has no control. The market value of the Notes is expected to depend primarily on changes in the Market Price of Honda Stock. The price at which a holder will be able to sell Notes prior to maturity may be at a discount, which could be substantial, from the principal amount thereof, if, at such time, such Market Price is below, equal to or not sufficiently above the Initial Stock Price. The historical Market Prices of Honda Stock should not be taken as an indication of Honda Stock's future performance during the term of any Note.

NO AFFILIATION BETWEEN THE COMPANY AND HONDA

  The Company has no affiliation with Honda, and Honda has no obligations with respect to the Notes or amounts to be paid to beneficial owners thereof, including any obligation to take the needs of the Company or of beneficial owners of the Notes into consideration for any reason. Honda will not receive any of the proceeds of the offering of the Notes made hereby and is not responsible for, and has not participated in, the determination or calculation of the amount receivable by beneficial owners of the Notes at maturity. In addition, Honda is not involved with the administration or trading of the Notes and has no obligations with respect to the amount receivable by beneficial owners of the Notes.

NO STOCKHOLDER'S RIGHTS

  Holders of the Notes will not be entitled to any rights with respect to the Honda Stock (including, without limitation, the right to receive dividends or other distributions, voting rights and the right to tender or exchange Honda Stock in any partial tender or exchange offer by Honda or any third party).

PURCHASES AND SALES OF HONDA STOCK

  The Company has entered into hedging arrangements related to the Honda Stock with an affiliate of the Company, in connection with the Company's obligations under the Notes. In connection therewith, such affiliate has purchased shares of Honda Stock in secondary market transactions at or before the time of the pricing of the Notes. The Company, MLPF&S and other affiliates of the Company may from time to time buy or sell the Honda Stock and Honda ADRs for their own accounts for business reasons or in connection with hedging the Company's obligations under the Notes. These transactions could affect the price of the Honda Stock.

STATE LAW LIMITS ON INTEREST PAID

  New York State laws govern the 1993 Indenture, as hereinafter defined. New York has certain usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

  While the Company believes that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. The Company will promise, for the benefit of the Noteholders, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

POTENTIAL CONFLICTS

  Because the Calculation Agent is an affiliate of the Company, potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain adjustments to the Share Ratio and other antidilution adjustments that may influence the determination of the amount of cash receivable at the maturity of the Notes. See "Dilution and Reorganization Adjustments" and "Market Disruption Event."

UNCERTAIN TAX CONSEQUENCES

  Investors should also consider the tax consequences of investing in the Notes, certain aspects of which are uncertain. See "United States Federal Income Taxation" below.

                    DILUTION AND REORGANIZATION ADJUSTMENTS

  The Share Ratio (and, in the case of paragraph 5 below, the determination of the Cash Amount) will be adjusted as follows:

    1. If Honda Stock is subject to a stock split or reverse stock split, then once such split has become effective, the Share Ratio will be adjusted to equal the product of the prior Share Ratio and the number of shares issued in such stock split or reverse stock split with respect to one share of Honda Stock.

    2. If Honda Stock is subject (i) to a stock dividend (issuance of additional shares of Honda Stock) that is given ratably to all holders of shares of Honda Stock or (ii) to a distribution of Honda Stock as a result of the triggering of any provision of the corporate charter of Honda by any shareholder that is not a holder of the Notes, then once the dividend has become effective and Honda Stock is trading ex-dividend, the Share Ratio will be adjusted so that the new Share Ratio shall equal the prior Share Ratio plus the product of (i) the number of shares issued with respect to one share of Honda Stock and (ii) the prior Share Ratio.

    3. There will be no adjustments to the Share Ratio to reflect cash dividends or other distributions paid with respect to Honda Stock other than distributions described in clause (v) of paragraph 5 below and Extraordinary Dividends as described below. A cash dividend or other distribution with respect to Honda Stock will be deemed to be an "Extraordinary Dividend" if such dividend or other distribution exceeds the immediately preceding non-Extraordinary Dividend for Honda Stock by an amount equal to at least 10% of the Market Price of Honda Stock on the Trading Day preceding the ex-dividend date for the payment of such Extraordinary Dividend (the "ex-dividend date"). If an Extraordinary Dividend occurs with respect to Honda Stock, the Share Ratio with respect to Honda Stock will be adjusted on the ex-dividend date with respect to such Extraordinary Dividend so that the new Share Ratio will equal the product of (i) the then current Share Ratio and (ii) a fraction, the numerator of which is the Market Price on the Trading Day preceding the ex-dividend date, and the denominator of which is the amount by which the Market Price on the Trading Day preceding the ex-dividend date exceeds the Extraordinary Dividend Amount. The "Extraordinary Dividend Amount" with respect to an Extraordinary Dividend for Honda Stock will equal (i) in the case of cash dividends or other distributions that constitute quarterly dividends, the amount per share of such Extraordinary Dividend minus the amount per share of the immediately preceding non-Extraordinary Dividend for Honda Stock or (ii) in the case of cash dividends or other distributions that do not constitute quarterly dividends, the amount per share of such Extraordinary Dividend. To the extent an Extraordinary Dividend is not paid in cash, the value of the non-cash component will be determined by the Calculation Agent, whose determination shall be conclusive. A distribution on the Honda Stock described in clause (v) of paragraph 5 below that also constitutes an Extraordinary Dividend shall cause an adjustment to the Share Ratio pursuant only to clause (v) of paragraph 5.

    4. If Honda issues rights or warrants to all holders of Honda Stock to subscribe for or purchase Honda Stock at an exercise price per share less than the Market Price of the Honda Stock on (i) the date the exercise price of such rights or warrants is determined and (ii) the expiration date of such rights or warrants, and if the expiration date of such rights or warrants precedes the maturity of the Notes, then the Share Ratio will be adjusted to equal the product of the prior Share Ratio and a fraction, the numerator of which shall be the number of shares of Honda Stock outstanding immediately prior to such issuance plus the number of additional shares of Honda Stock offered for subscription or purchase pursuant to such rights or warrants and the denominator of which shall be the number of shares of Honda Stock outstanding immediately prior to such issuance plus the number of additional shares of Honda Stock which the aggregate offering price of the total number of shares of Honda Stock so offered for subscription or purchase pursuant to such rights or warrants would purchase at the Market Price on the expiration date of such rights or warrants, which shall be determined by multiplying such total number of shares offered by the exercise price of such rights or warrants and dividing the product so obtained by such Market Price.

    5. If (i) there occurs any reclassification or change of Honda Stock,
  (ii) Honda, or any surviving entity or subsequent surviving entity of Honda (a "Honda Successor") has been subject to a merger, combination or consolidation and is not the surviving entity, (iii) any statutory exchange of securities of Honda or any

  Honda Successor with another corporation occurs (other than pursuant to clause (ii) above), (iv) Honda is liquidated, (v) Honda issues to all of its shareholders equity securities of an issuer other than Honda (other than in a transaction described in clauses (ii), (iii) or (iv) above) (a "Spin-off Event") or (vi) a tender or exchange offer is consummated for all the outstanding shares of Honda Stock (any such event in clauses (i) through (vi) a "Reorganization Event"), the method of determining the amount payable at maturity for each Note will be adjusted to provide that each holder of Notes will receive at maturity, in respect of the principal amount of each Note and in lieu of the Cash Amount, U.S. Dollars in an amount equal to the Transaction Value (as defined below); provided that, if the Exchange Property (as defined below) received in any such Reorganization Event consists only of cash, the maturity date of the Notes will be deemed to be accelerated to the date on which such cash is distributed to holders of Honda Stock. "Exchange Property" means the securities, cash or any other assets distributed in any such Reorganization Event, including, in the case of a Spin-off Event, the share of Honda Stock with respect to which the spun-off security was issued. "Transaction Value" means (i) for any cash received in any such Reorganization Event, the amount of cash received per share of Honda Stock multiplied by the product of the Initial Share Control Amount and the then current Share Ratio divided by the Initial FX Rate, (ii) for any property other than cash or securities received in any such Reorganization Event, the market value (as determined by the Calculation Agent) of such Exchange Property received for each share of Honda Stock at the date of the receipt of such Exchange Property multiplied by the product of the Initial Share Control Amount and the then current Share Ratio divided by the Initial FX Rate and (iii) for any security received in any such Reorganization Event, an amount equal to the Market Price per share of such security on the Determination Date multiplied by the quantity of such security received for each share of Honda Stock multiplied by the product of the Initial Share Control Amount and the then current Share Ratio divided by the Initial FX Rate.

    6. In the event of a general revaluation of the Japanese Yen pursuant to any governmental action by Japan, the Share Ratio will be adjusted by the Calculation Agent so that the new Share Ratio will reflect the effect of such revaluation on the Japanese Yen/U.S. dollar exchange rate. For example, if Japan were to revalue the Yen by the issuance of a new currency (the "New Currency") whose value per currency unit against the U.S. dollar was equivalent to a multiple or fraction of the then prevailing Japanese Yen/U.S. dollar rate (and the price of Honda Stock was to be quoted in such New Currency), the Market Price will be determined by reference to the market price of Honda Stock as quoted in such New Currency and the Share Ratio will be adjusted by such multiple or fraction so that the U.S. dollar value of the Notes would remain constant i.e. the Cash Amount, if determined immediately after such revaluation would be the same as the Cash Amount as determined immediately prior to such revaluation.

  For purposes of paragraph 5 above, in the case of a consummated tender or exchange offer for all Exchange Property of a particular type, Exchange Property shall be deemed to include the amount of cash or other property paid by the offeror in the tender or exchange offer with respect to such Exchange Property (in an amount determined on the basis of the rate of exchange in such tender or exchange offer). In the event of a tender or exchange offer with respect to Exchange Property in which an offeree may elect to receive cash or other property, Exchange Property shall be deemed to include the kind and amount of cash and other property received by offerees who elect to receive cash.

  No adjustments to the Share Ratio will be required unless such Share Ratio adjustment would require a change of at least 0.1% in the Share Ratio then in effect. The Share Ratio resulting from any of the adjustments specified above will be rounded to the nearest one thousandth with five ten-thousandths being rounded upward.

  No adjustments to the Share Ratio or to the amount payable at maturity of the Notes will be required other than those specified above. However, the Company may, at its sole discretion, cause the Calculation Agent to make additional adjustments to the Share Ratio to reflect changes occurring in relation to the Honda Stock or any other Exchange Property in other circumstances where the Company determines that it is appropriate to reflect such changes. The required adjustments specified above do not cover all events that could affect the Market Price of the Honda Stock, including, without limitation, a partial tender or exchange offer for the Honda Stock.

  The Calculation Agent shall be solely responsible for the determination and calculation of any adjustments to the Share Ratio and of any related determinations and calculations with respect to any distributions of stock, other securities or other property or assets (including cash) in connection with any corporate event described in paragraph 5 above, and its determinations and calculations with respect thereto shall be conclusive.

  The Calculation Agent will provide information as to any adjustments to the Share Ratio upon written request by any holder of the Notes.

                            MARKET DISRUPTION EVENT

  "Market Disruption Event" means:

    (i) a suspension, absence (including the absence of an official closing price) or material limitation of trading of Honda Stock on the TSE for more than two hours of trading or during the one-half hour period preceding or at the close of trading in such market; or the suspension or material limitation on the primary market for trading in options contracts related to Honda Stock, if available, during the one-half hour period preceding or at the close of trading in the applicable market, in each case as determined by the Calculation Agent in its sole discretion; and

    (ii) a determination by the Calculation Agent in its sole discretion that the event described in clause (i) above materially interfered with the ability of the Company or any of its affiliates to unwind all or a material portion of the hedge with respect to the Notes or to purchase Honda Stock for the purpose of delivering the Equivalent Share Amount.

  For purposes of determining whether a Market Disruption Event has occurred:
(1) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange, (2) a decision to permanently discontinue trading in the relevant option contract will not constitute a Market Disruption Event, (3) limitations pursuant to any rule or regulation enacted or promulgated by the TSE (or other regulatory organization in Japan with jurisdiction over the TSE) on trading during significant market fluctuations will constitute a suspension or material limitation of trading in Honda Stock, (4) a suspension of trading in an options contract on Honda Stock by the primary securities market trading in such options, if available, by reason of (x) a price change exceeding limits set by such securities exchange or market, (y) an imbalance of orders relating to such contracts or (z) a disparity in bid and ask quotes relating to such contracts will constitute a suspension or material limitation of trading in options contracts related to Honda Stock and (5) a suspension, absence or material limitation of trading on the primary securities market on which options contracts related to Honda Stock are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.

                      EVENTS OF DEFAULT AND ACCELERATION

  In case an Event of Default with respect to any Notes shall have occurred and be continuing, the amount payable to a beneficial owner of a Note upon any acceleration permitted by the Notes will be determined by the Calculation Agent and will be equal to the Cash Amount determined as though the Determination Date were the date of acceleration plus any accrued but unpaid interest to but not including the date of acceleration. If a bankruptcy proceeding is commenced in respect of the Company, the claim of the beneficial owner of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the principal amount of the Note plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the Notes.

                                THE HONDA STOCK

  Honda currently manufactures a wide variety of products using internal combustion engines. These products include motorcycles, automobiles and power products such as portable generators, small general purpose engines, lawn mowers and tractors, power tillers, outboard engines and four-wheeled all-terrain vehicles.

  Honda Stock and American Depositary Shares representing Honda Stock are registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the "Commission"). Information provided to or filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or at its Regional Office located at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, information provided to or filed with the Commission electronically can be accessed through a Website maintained by the Commission. The address of the Commission's Website is http:/www.sec.gov. Information provided to or filed with the Commission by Honda pursuant to the Exchange Act can be located by reference to Commission file number 1-7628. In addition, information regarding Honda may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. The Company makes no representation or warranty as to the accuracy or completeness of such reports.

  THE COMPANY IS NOT AFFILIATED WITH HONDA, AND HONDA HAS NO OBLIGATIONS WITH RESPECT TO THE NOTES. THIS PRICING SUPPLEMENT RELATES ONLY TO THE NOTES OFFERED HEREBY AND DOES NOT RELATE TO HONDA STOCK OR OTHER SECURITIES OF HONDA. ALL DISCLOSURES CONTAINED IN THIS PRICING SUPPLEMENT REGARDING HONDA ARE DERIVED FROM THE PUBLICLY AVAILABLE DOCUMENTS DESCRIBED IN THE PRECEDING PARAGRAPH. NEITHER THE COMPANY NOR THE AGENT HAS PARTICIPATED IN THE PREPARATION OF SUCH DOCUMENTS OR MADE ANY DUE DILIGENCE INQUIRY WITH RESPECT TO HONDA IN CONNECTION WITH THE OFFERING OF THE NOTES. NEITHER THE COMPANY NOR THE AGENT MAKES ANY REPRESENTATION THAT SUCH PUBLICLY AVAILABLE DOCUMENTS OR ANY OTHER PUBLICLY AVAILABLE INFORMATION REGARDING HONDA ARE ACCURATE OR COMPLETE. FURTHERMORE, THERE CAN BE NO ASSURANCE THAT ALL EVENTS OCCURRING PRIOR TO THE DATE HEREOF (INCLUDING EVENTS THAT WOULD AFFECT THE ACCURACY OR COMPLETENESS OF THE PUBLICLY AVAILABLE DOCUMENTS DESCRIBED IN THE PRECEDING PARAGRAPH) THAT WOULD AFFECT THE TRADING PRICE OF HONDA STOCK (AND THEREFORE THE INITIAL STOCK PRICE) HAVE BEEN PUBLICLY DISCLOSED. SUBSEQUENT DISCLOSURE OF ANY SUCH EVENTS OR THE DISCLOSURE OF OR FAILURE TO DISCLOSE MATERIAL FUTURE EVENTS CONCERNING HONDA COULD AFFECT THE VALUE RECEIVED AT MATURITY WITH RESPECT TO THE NOTES AND THEREFORE THE TRADING PRICES OF THE NOTES. NEITHER THE COMPANY NOR ANY OF ITS AFFILIATES MAKE ANY REPRESENTATION TO ANY PURCHASER OF NOTES AS TO THE PERFORMANCE OF HONDA STOCK.

  The Company or its affiliates may presently or from time to time engage in business with Honda including extending loans to, or making equity investments in, Honda or providing investment banking or advisory services to Honda, including merger and acquisition advisory services. In the course of such business, the Company or its affiliates may acquire non-public information with respect to Honda and, in addition, one or more affiliates of the Company may publish research reports with respect to Honda. Any prospective purchaser of a Note should undertake an independent investigation of Honda as in its judgment is appropriate to make an informed decision with respect to an investment in the Notes and the Honda Stock.

                            DATA ON THE HONDA STOCK

  The Honda Stock is principally traded on the TSE. The following table sets forth the high and low Market Price during 1995, 1996, 1997, and during 1998 through May 29, 1998. The Market Price on May 29, 1998 was Yen 4720. The Market Prices and Dividends Per Share listed below were obtained from Bloomberg Financial Markets. The historical prices of Honda Stock should not be taken as an indication of future performance, and no assurance can be given that the price of Honda Stock will not decrease so that the beneficial owners of the Notes will receive at maturity cash in an amount that is less than the principal amount of the Notes. Nor can assurance be given that the price of Honda Stock will increase above the Initial Stock Price so that at maturity the beneficial owners of the Notes will receive cash in an amount in excess of the principal amount of the Notes.

                                                                    DIVIDENDS
                                                HIGH     LOW      PER SHARE(/1/)
                                                ----     ----     --------------
Honda
(SEDOL #6435145)
1995
  First Quarter............................ Yen 1800 Yen 1350 Yen        0
  Second Quarter...........................     1420     1150            7
  Third Quarter............................     1750     1300            0
  Fourth Quarter...........................     2130     1730            7
1996
  First Quarter............................     2430     2130            0
  Second Quarter...........................     2960     2280            7
  Third Quarter............................     2840     2490            0
  Fourth Quarter...........................     3470     2670            7
1997
  First Quarter............................     3820     3050            0
  Second Quarter...........................     4150     3210            8
  Third Quarter............................     4380     3220            0
  Fourth Quarter...........................     4960     4000            9
1998
  First Quarter............................     4900     4300            0
  Second Quarter (through May 29, 1998)....     4830     4510            9

--------
(/1/) The Company makes no representation as to the amount of dividends, if any, that Honda will pay in the future. In any event, holders of the Notes will not be entitled to receive dividends, if any, that may be payable on Honda Stock.

     HYPOTHETICAL MOVEMENTS IN THE JAPANESE YEN/U.S. DOLLAR EXCHANGE RATE

  By linking the amount payable at maturity to the Stock Percentage Change rather than the U.S. Dollar value of Honda Stock at maturity, the Notes permit the investor to participate in price fluctuations of the Honda Stock without being affected by future changes in the Japanese Yen/U.S. Dollar exchange rate. Based on an initial Japanese Yen/U.S. Dollar exchange rate of Yen 140/1 U.S. Dollar and a Market Price of Honda Stock of Yen 4720 (or U.S. $33.71 at such initial exchange rate), which implies a principal amount of $1,011.43 per Note, and assuming, solely for the purpose of illustrating the lack of effect of changes in such exchange rate, a hypothetical 20% increase in the Market Price of Honda Stock to Yen 5664, the following table illustrates, for a range of Final FX Rates, the variations in the U.S. Dollar value of Honda Stock at maturity (excluding dividends) and compares such values to the total payment on the Notes.

                                                                    FINAL NOTE
                                                                   INTERNAL RATE
                            FINAL HONDA     HONDA                    OF RETURN
  FINAL      HONDA CHANGE    PRICE (IN    CHANGE IN   FINAL NOTE   (INCLUDING 3%
 FX RATE      ON TSE (%)        $)          $ (%)     VALUE ($)       COUPON)
 -------     ------------   -----------   ---------   ----------   -------------
 160            20.00%         35.40        5.01%      1,213.71         26%
 156            20.00%         36.31        7.71%      1,213.71         26%
 152            20.00%         37.26       10.53%      1,213.71         26%
 148            20.00%         38.27       13.53%      1,213.71         26%
 144            20.00%         39.33       16.67%      1,213.71         26%
 140(/1/)       20.00%         40.46       20.00%      1,213.71         26%
 136            20.00%         41.65       23.55%      1,213.71         26%
 132            20.00%         42.91       27.29%      1,213.71         26%
 128            20.00%         44.25       31.27%      1,213.71         26%
 124            20.00%         45.68       35.51%      1,213.71         26%
 120            20.00%         47.20       40.02%      1,213.71         26%

--------
(/1/) Hypothetical Initial FX Rate.

                          USE OF PROCEEDS AND HEDGING

  The net proceeds to be received by the Company from the sale of the Notes will be used for general corporate purposes and, in part, by the Company or one or more of its affiliates in connection with hedging the Company's obligations under the Notes. See also "Use of Proceeds" in the accompanying Prospectus.

  The Company has entered into hedging arrangements related to the Honda Stock with an affiliate of the Company, in connection with the Company's obligations under the Notes. In connection therewith, such affiliate has purchased shares of Honda Stock in secondary market transactions at or before the time of the pricing of the Notes. The Company, MLPF&S and other affiliates of the Company may from time to time buy or sell the Honda Stock and Honda ADRs for their own accounts for business reasons or in connection with hedging the Company's obligations under the Notes. These transactions could affect the price of the Honda Stock.

                     UNITED STATES FEDERAL INCOME TAXATION

  The following discussion, which is based on the advice of Brown & Wood LLP, counsel to the Company ("Tax Counsel"), supplements and, to the extent inconsistent with, replaces the discussion contained in the accompanying Prospectus Supplement under the heading "Certain United States Federal Income Tax Considerations." As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion also only addresses initial purchases of the Notes. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

GENERAL

  There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for U.S. federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper U.S. federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, the Company and every holder of a Note agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Note for all tax purposes as an investment unit consisting of the following components (the "Components"): (i) a debt instrument of the Company (the "Debt Instrument") with a fixed principal amount unconditionally payable on the Stated Maturity Date equal to the Principal Amount of the Notes and bearing stated interest at the Interest Rate and (ii) a contract (the "Forward Contract") pursuant to which the holder agrees to use the principal payment due on the Debt Instrument to make a payment to the Company in exchange for the right to receive the Cash Amount payable at maturity or the Equivalent Share Amount. Furthermore, based on the Company's determination of the relative fair market values of the Components
at the time of issuance of the Notes, the Company will allocate   % of the
Issue Price of the Notes to the Debt Instrument and   % of the Issue Price to
the Forward Contract. The Company's allocation of the Issue Price among the Components will be binding on a U.S. Holder (as defined in the accompanying Prospectus Supplement) of a Note, unless such U.S. Holder timely and explicitly discloses to the Internal Revenue Service (the "IRS") that its allocation is different from the Company's. The treatment of the Notes described above and the Company's allocation are not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes. DUE TO THE ABSENCE OF AUTHORITIES THAT DIRECTLY ADDRESS INSTRUMENTS THAT ARE SIMILAR TO THE NOTES, SIGNIFICANT ASPECTS OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE NOT CERTAIN, AND NO ASSURANCE CAN BE GIVEN THAT THE IRS OR THE COURTS WILL AGREE WITH THE CHARACTERIZATION DESCRIBED ABOVE. ACCORDINGLY, PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN A NOTE (INCLUDING ALTERNATIVE CHARACTERIZATIONS OF A NOTE) AND WITH RESPECT TO ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION. UNLESS OTHERWISE STATED, THE FOLLOWING DISCUSSIONS ARE BASED ON THE ASSUMPTION THAT THE TREATMENT AND THE ALLOCATION DESCRIBED ABOVE ARE ACCEPTED FOR U.S. FEDERAL INCOME TAX PURPOSES.

TAX TREATMENT OF A NOTE

  Interest on the Debt Instrument. As described above, the Debt Instrument is
treated as bearing interest at a stated rate of 3.0% per annum and   % of the
Issue Price has been allocated by the Company to the Debt Instrument. Accordingly, the Debt Instrument will be subject to the "original issue discount" rules. A U.S. Holder will include "qualified stated interest" equal to the stated interest on the Notes in income in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes. Additionally, each U.S. Holder, including a taxpayer who otherwise uses the cash method of accounting, will be required to include original issue discount ("OID") on the Debt Instrument in income as it accrues, in accordance with a constant yield method based on a compounding of interest. Such method will generally cause the U.S. Holder to include OID in each accrual period in an amount equal to the product of the adjusted issue price of the Debt Instrument at the beginning of the accrual period and the yield of the Debt Instrument, less the amount of any qualified stated interest allocable to the accrual period. Because the yield on the Debt Instrument is higher than the stated interest rate, the amount of income recognized by the U.S. Holder will generally be more than the stated interest paid to the U.S. Holder and will increase during the term of the Notes.

TAX BASIS

  Based on the Company's determination set forth above, the U.S. Holder's tax
basis in the Debt Instrument would initially be   % of the Issue Price. The
U.S. Holder's tax basis in the Debt Instrument will be subsequently increased by OID accrued with respect thereto.

  Settlement of the Forward Contract. Upon the final settlement of the Forward Contract, a U.S. Holder receiving cash would, pursuant to the Forward Contract, be deemed to have applied an amount (the "Forward Contract Payment Amount") equal to the sum of the principal amount of the Debt Instrument
(which includes the amount of OID accrued) plus   % of the Issue Price (which
has been allocated to the Forward Contract) toward the exchange for the cash payment at maturity, and a U.S. Holder would recognize gain or loss. The amount of such gain or loss would be the extent to which the amount of such cash received differs from the Forward Contract Payment Amount.

  U.S. Holders should note that while the accrued but unpaid OID on the Debt Instrument would be taxable as ordinary income, it is uncertain whether any gain or loss recognized upon the final settlement of the Forward Contract for cash would be capital gain or loss or ordinary income or loss. The distinction between capital gain or loss and ordinary income or loss is potentially significant in several respects. For example, limitations apply to a U.S. Holder's ability to offset capital losses against ordinary income, and certain U.S. Holders may be subject to lower U.S. federal income tax rates with respect to long-term capital gain than with respect to ordinary income. U.S. Holders should consult their tax advisors with respect to the treatment of gain or loss on a Note.

  A U.S. Holder receiving the Equivalent Share Amount pursuant to the Forward Contract would be deemed to have applied the Forward Contract Payment Amount toward the purchase of such Equivalent Share Amount, and such U.S. Holder should not recognize any gain or loss with respect to the Equivalent Share Amount received upon the final settlement of the Forward Contract. A U.S. Holder's tax basis in the Equivalent Share Amount so received would be equal to the Forward Contract Payment Amount allocable thereto. Such U.S. Holder's holding period of the Equivalent Share Amount would start on the day after the Stated Maturity Date.

SALE OR EXCHANGE OF THE NOTES

  Upon a sale or exchange of a Note prior to the maturity of the Notes, a U.S. Holder would recognize taxable gain or loss equal to the difference between the amount realized on such sale or exchange (as allocated among the Components in accordance with their relative fair market values) and such U.S. Holder's tax basis in the Components deemed so sold or exchanged. Any such gain or loss would generally be capital gain or loss, as the case may be. For these purposes, the amount realized does not include any amount attributable to accrued interest on the Debt Instrument, which would be taxed as described under "--Interest on the Debt Instrument" above.

POSSIBLE ALTERNATIVE TAX TREATMENTS OF AN INVESTMENT IN A NOTE

  Due to the absence of authorities that directly address the proper characterization of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning a Note under Treasury regulations governing contingent payment debt instruments (the "Contingent Payment Regulations").

  The Company will take the position that the Contingent Payment Regulations do not apply to the Notes. If the IRS were successful in asserting that the Contingent Payment Regulations applied to the Notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue as OID, subject to the adjustments described below, income at a "comparable yield" on the Issue Price, regardless of the U.S. Holder's usual method of accounting for U.S. federal income tax purposes. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a "comparable yield," be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts (including upon receipt of the Equivalent Share Amount at maturity). Furthermore, any gain realized with respect to a Note would generally be treated as ordinary income, and any loss realized would generally be treated as ordinary loss to the extent of the U.S. Holder's prior ordinary income inclusions (which were not previously reversed) with respect to the Notes.

  Even if the Contingent Payment Regulations do not apply to the Notes, other alternative U.S. federal income characterizations or treatments of the Notes are also possible, which may also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in a Note.

PROPOSED LEGISLATION

  On February 4, 1998, Representative Barbara Kennelly released H.R. 3170 (the "Kennelly Bill"), which, if enacted, would treat a taxpayer owning certain types of derivative positions in property as having "constructive ownership" in that property, with the result that all or a portion of any long-term capital gain recognized by such taxpayer with respect to the derivative position would be recharacterized as short-term capital gain. It is unclear whether, if enacted in its present form, the Kennelly Bill would apply to a Note. If the Kennelly Bill were to apply to a Note, the effect on a U.S. Holder of a Note would be to treat all or a portion of the long-term capital gain recognized by such U.S. Holder on sale or maturity of the Notes (or the Equivalent Share Amount received thereon) as short-term capital gain, but only to the extent such long-term capital gain exceeds the long-term capital gain that would have been recognized by such U.S. Holder if the U.S. Holder had acquired Honda Stock itself on the issue date of the Notes and disposed of the Honda Stock upon disposition of the Notes (or, where the U.S. Holder elects to receive the Equivalent Share Amount, upon disposition of the Equivalent Share Amount). In addition, the Kennelly Bill would impose an interest charge on the gain that was recharacterized on the sale or maturity of the Notes (or the Equivalent Share Amount received thereon). As proposed, the Kennelly Bill would be effective for gains recognized after the date of enactment. U.S. Holders should consult their tax advisors regarding the potential application of the Kennelly Bill to the purchase, ownership and disposition of a Note.